Exhibit 99.1

/CORRECTION – SBS Technologies, Inc. /

On October 18, 2005, SBS Technologies, Inc. issued a press release reporting its results for the first quarter of fiscal year 2006 ended September 30, 2005. On October 25, 2005, management discovered the previously reported financial results for the first quarter of fiscal year 2006 ended September 30, 2005 were incorrect. As a result, a correction has been made to appropriately reflect the financial results for the quarter.

The correction had no impact on the following:

- previously reported net loss per share – assuming dilution of ($0.03) remains unchanged.

However, certain previously reported balances as of and for the quarter ended September 30, 2005 were impacted by the correction as follows:

- sales were lowered by $223,000 or 0.6% from $34.4 million to $34.1 million;

- cost of products sold was reduced by $55,000;

- gross profit was reduced by $168,000, decreasing gross profit as a percentage of sales by 0.3% from 41.9% to 41.6%;

- operating loss and loss before income taxes were increased by $168,000;

- income tax benefit was increased by $59,000;

- net loss increased by $109,000, from a net loss of ($430,000) to a net loss of ($539,000);

- accounts receivable was lowered by $223,000;

- inventory increased by $55,000;

- income taxes payable was reduced by $59,000;

- retained earnings was lowered by $109,000; and

- backlog increased $223,000 to $50.4 million as of September 30, 2006.

The original press release issued on October 18, 2005 is not being reissued to reflect these changes.

The corrected financial information updating the Company's previously announced financial results included in the press release issued on October 18, 2005 follows:

A corrected sales by segment table follows:

SALES BY SEGMENT
(dollars in millions)

Three months ended:	Sept. 30, 2005	% of total	Sept. 30, 2004	% of total	June 30, 2005	% of total
Americas Group	$21.9	64%	$23.4	67%	$23.1	61%
Europe Group	12.2	36%	11.5	33%	14.9	39%
Total	$34.1	100%	$34.9	100%	$38.0	100%

A corrected sales by end market table follows:

SALES BY END MARKET
(dollars in millions)

Three months ended:	Sept. 30, 2005	% of total	Sept. 30, 2004	% of total	June 30, 2005	% of total
Government	$14.4	42%	$15.3	44%	$16.4	43%
Communications	10.7	31%	9.4	27%	11.8	31%
Commercial	9.0	27%	10.2	29%	9.8	26%
Total	$34.1	100%	$34.9	100%	$38.0	100%

Backlog

Company backlog as of September 30, 2005 was approximately $50.4 million, compared to $46.9 million at the end of the first quarter of the prior fiscal year, and $44.4 million at the end of the preceding quarter.

Corrected Financial Results Tables follow

SBS Technologies, Inc. and Subsidiaries
Consolidated Statements of Operations
Thousands (except per share amounts)
(Unaudited)

		Three months ended September 30,	
		2005	**2004**
Sales	$	34,138	34,884
Cost of sales:			
Cost of products sold		19,661	19,040
Amortization of intangible assets		259	367
Total cost of sales		19,920	19,407
Gross profit		14,218	15,477
Selling, general and administrative expense		8,661	8,023
Research and development expense		6,693	5,505
Amortization of intangible assets		78	71
Operating income (loss)		(1,214)	1,878
Interest and other income, net		396	141
Foreign exchange losses		(12)	(102)
		384	39
Income (loss) before income taxes		(830)	1,917
Income tax expense (benefit)		(291)	671
Net income (loss)	$	(539)	1,246
Earnings per share data:			
Net income (loss) per share	$	(0.03)	0.08
Net income (loss) per share – assuming dilution	$	(0.03)	0.08
Weighted average shares used in net income (loss) per share computations		15,646	15,504
Weighted average shares used in net income (loss) per share – assuming dilution computations		15,646	15,664

SBS Technologies, Inc. and Subsidiaries
Consolidated Balance Sheets
Thousands (except share amounts)
(Unaudited)

		September 30, 2005	June 30, 2005
Assets			
Current assets:			
Cash and cash equivalents	$	55,868	55,195
Receivables, net		27,135	27,535
Inventories		22,431	21,815
Deferred income taxes		1,355	1,361
Prepaid expenses		1,557	1,676
Other current assets		972	718
Total current assets		109,318	108,300
Property and equipment, net		7,418	7,635
Goodwill		17,134	16,995
Intangible assets, net		2,840	3,108
Deferred income taxes		15,429	15,529
Other assets		941	891
Total assets		153,080	152,458
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable	$	5,490	4,509
Accrued representative commissions		716	819
Income taxes payable		2,107	3,051
Accrued compensation		5,093	4,851
Accrued severance and consolidation costs		304	424
Other current liabilities		3,463	2,785
Total current liabilities		17,173	16,439
Other long-term liabilities		190	132
Total liabilities		17,363	16,571
Stockholders' equity:			
Common stock, no par value; 200,000,000 shares authorized; 15,646,255 issued and outstanding at September 30, 2005, 15,645,929 issued and outstanding at June 30, 2005		98,941	98,369
Unearned compensation		(525)	(84)
Accumulated other comprehensive income		2,252	2,014
Retained earnings		35,049	35,588
Total stockholders' equity		135,717	135,887
Total liabilities and stockholders' equity	$	153,080	152,458